Exhibit 10.22

222 South 9th Street 20th Floor Minneapolis, MN 55402-3389 612-339-7665 PHONE 888-879-6745 TOLL FREE 612-337-5396 FAX	October 20, 2004 Ms, Lois Martin 2460 Sunrise Drive Little Canada, MN 55117

www.capella.edu info@capella.edu

Dear Lois:

We are pleased to formally extend you this offer of employment for the position of Senior Vice President and Chief Financial Officer for Capella Education Company. This is a corporate officer position and reports to the Chairman and Chief Executive Officer, Steve Shank. This offer is contingent upon signing a Confidentiality, Non-Competition and Inventions Agreement, a copy of which is enclosed, and the successful completion of a background check.

You will be paid on a bi-weekly basis, an amount that will equal $265,000 when annualized. You will be eligible for a performance and salary review as of July 1 , 2005. Your next review will be scheduled for March 1, 2006 and, under normal circumstances, annually thereafter. Capella offers a comprehensive compensation system; more information will be provided to you after your start.

Annual incentive compensation: In addition to your salary, you will be eligible to earn an annual incentive compensation award with a target of 40% of your base salary starting in fiscal 2005. The details of the incentive compensation program will be specified in the enclosed annual award plan, a copy of which you have received.

Signing Bonus: Capella will pay you a lump sum of $50,000 (before taxes) the first payroll period following your hire date. Should you voluntarily leave Capella within 1 2 months of your hire date, for other than “Good Reason,” as defined in the Addendum, you agree to reimburse Capella for this payment on a prorata basis.

Benefit Plans: The following will summarize the current benefit plans, for which you would be eligible as a full-time employee:

Medical – Effective the first day of the month following employment, you would be eligible to participate in the company’s medical plan. The plan is administered through Medica. Medica offers you a choice of networks and/or benefit levels. Capella will pay 100% of the premium for the medical coverage.

Dental – You will also be eligible to participate in the company’s dental plan, administered by Delta Dental. Delta offers you a choice of networks and/or benefit levels.

Life Insurance – The company provides paid life insurance in the amount of 1X salary. You may also elect to purchase additional coverage for yourself, spouse and/or dependents.

Disability Benefits – The Company offers short and long-term disability benefits. The short-term disability coverage provides salary replacement for up to 26 weeks of disability. The amount and length of coverage is based upon length of service with the company. This benefit is paid for by the Company. You may elect to purchase long-term disability coverage. The Plan replaces up to 60% of your salary as long as you are eligible for disability benefits under the Plan. The Company pays 50% of the cost of this plan.

Cafeteria Plan – This plan allows you to pay for medical premiums, unreimbursed medical and child care expenses from pre-tax dollars. You would be eligible for this plan at the same time you are eligible for the medical insurance.

Physical: If you choose to waive company provided medical insurance, Capella will pay for an annual physical at a provider of your choice up to an annual maximum of $10,000.

40IK Retirement Plan – Under this plan, you may contribute up to 35% of your eligible compensation on a pre-tax basis (up to IRS limits).

ESOP – The Company will also make an annual discretionary contribution to the ESOP up to 3% of eligible compensation in the form of company stock once you are eligible to participate. Employer contributions made in your first three years with Capella will vest at the end of your third year of service as defined in the Plan document. Employer contributions made after the end of your third year of service will vest immediately.

Stock Option Grant – You will be granted options to purchase 100,000 shares of Capella Education Company common stock at the exercise price then in effect at the next scheduled Board of Directors meeting. The terms of the stock option grant will be specified in a definitive stock option agreement (the “Stock Option Agreement”) which will provide that the right to exercise options to purchase 25,000 shares which will vest on each of your first four anniversary dates of your initial employment with the Company. The Stock Option Agreement will also provide for immediate acceleration of the vesting of your stock option rights if, within the period required for full vesting of your stock option exercise rights, (1) there is a change of control of the ownership of the Company as defined in the Stock Option Agreement, and (2) within such period your employment is terminated or your job adversely affected by such changes as a reduction in responsibility or compensation or a relocation of the job.

Capella also offers an annual executive option grant award program that becomes effective for eligible participants July 1 following two years of employment. Capella will waive the standard waiting period and you will become eligible to participate in the program beginning July 1, 2005.

The specific amount of the grant is based on your position and base compensation using a “multiple of pay” formula, and calculated using the Black Sholes valuation based on the market price at the time of the grant. Your multiple of pay percentage is set at 60% of base pay. The number of options is determined by taking your salary as of June 30 (in the year the grant is awarded) multiplied by the multiple of pay percentage. That amount is divided by the Black Scholes valuation of the FMV of the options at the time of the grant to determine the actual number of options that will be granted. Options granted as part of the annual grant program vest over a 4-year period.

Executive Severance Plan. Capella Education Company has established the Capella Education Company Executive Severance Plan to provide severance pay and other benefits to eligible employees. In your current position as Senior Vice President and Chief Financial Officer, you have been designated as an eligible Level II participant. Please refer to the Plan Document you have already received, for information on the specific provisions and conditions of the Plan. Special considerations are outlined in the attached Addendum.

Confidentiality, Non-Competition and Inventions Agreement: With our growing leadership position in the market, the Company has a great opportunity to build national recognition of the Capella brand as the brand of choice in the elearning market. However, Capella expects increasing competition from for-profit and not for-profit organizations in the rapidly growing elearning market. Capella believes it is essential to take certain steps, including the execution of a Confidentiality, Non-Competition, and Inventions Agreement for certain key positions, in order to protect the legitimate business interests of the Company and to ensure the security and confidentiality of the company’s customers, pricing, sales strategy, and technology. Accordingly, Capella requires as a condition of employment that candidates, such as you, for key positions execute Confidentiality, Non-Competition and Invention Agreements. This Agreement must be signed and dated no later than your first day of employment.

Employment at Will: Your employment will be at will. This means that either you or Capella may terminate the employment at any time for any reason, without advance notice.

Other Benefits: You will be entitled to Personal Time Off earned on a prorated monthly basis equal to a maximum 27 days/year, in accordance with the Company benefit statement, and 10 paid holidays. You are also eligible for paid parking in a designated parking facility. You will also be provided a personal wireless connectivity product such as Blackberry, which includes cell phone service.

Lois, we are delighted to be able to offer you this opportunity to join Capella. Your education and experience are impressive and I am confident you will make a valuable contribution to the Company’s continued success.

Please sign and date below your acceptance of this offer and return in the enclosed envelope.

Sincerely,

CAPELLA EDUCATION COMPANY

/s/ Betsy Rausch
Betsy Rausch
Vice President Human Resources

c.c Steve Shank

Acceptance: I hereby accept the offer of employment by Capella Education Company on the terms described in this letter and Addendum A. I understand that I must sign and return to Capella the Confidentiality, Non-Competition and Inventions Agreement provided to me with this letter before I start my Capella employment.

/s/ Lois Martin	10/25/04
Lois Martin	Date

Addendum A to Lois Martin Offer Letter

1.	As additional consideration for your acceptance of Capella’s offer of employment, Capella and you agree that (a) if your employment is terminated by Capella within two (2) years of Capella’s “Change in Control” (as defined in the Capella Education Company Executive Severance Plan (the “Plan”)), (b) if your employment is terminated for a reason other than “Cause” (as defined in the Plan), whether or not preceded by a Change in Control, or (c) if your employment is terminated for “Good Reason” (which is defined as a voluntary termination by you, whether or not preceded by a Change in Control, in any of the following events: (i) your position is changed to a position with a lower pay grade or lesser responsibilities than the Senior Vice President, Chief Financial Officer position; (ii) your fixed compensation is decreased by more than ten percent (10%) in any twelve (12) month period; (iii) you are reassigned to a work location more than fifty (50) miles from the location in which you are working immediately prior to the reassignment; or (iv) you are placed on temporary layoff and not reinstated to permanent employment within ninety (90) days from the date on which the layoff begins), then you shall receive the severance/transition benefits set forth in this Addendum A.

2.	Upon Capella’s termination of your employment within two (2) years of Capella’s “Change in Control” (as defined in the Plan or the Stock Agreement), the termination of your employment for a reason other than “Cause” (as defined in the Plan), whether or not preceded by a Change in Control, or the termination of your employment for “Good Reason” (as defined in the preceding section of this Addendum A), whether or not preceded by a Change in Control, you shall receive severance pay in an amount equal to nine (9) months’ base salary, outplacement assistance for up to twelve (12) months, and shall be entitled to have paid on your behalf the regular employer portion of your Capella group health, dental and basic life insurance benefits for nine (9) months, or such greater severance pay, outplacement assistance and/or continuation coverage benefits offered to any Capella employee/participant under the Plan, In the event your employment is terminated other than for Cause, or if you voluntarily terminate for Good Reason, within two (2) years following a Change in Control, you will also be entitled to eighty percent (80%) of the amount of any targeted bonus for the year in which you terminate, prorated to the date of termination, without regard to performance.

3.	If nine (9) months following Capella’s termination of your employment within two (2) years of Capella’s “Change in Control” (as defined in the Plan or the Stock Agreement), the termination of your employment for a reason other than “Cause” (as defined in the Plan), whether or not preceded by a Change in Control, or the termination of your employment for “Good Reason” (as defined in the

Ms. Lois M. Martin

October 20, 2004

preceding sections of this Addendum A), whether or not preceded by a Change in Control, you have not secured employment paying at least 75% of your prior base salary, you shall receive additional severance pay in an amount equal to three (3) months’ base salary and shall be entitled to have paid on your behalf the regular employer portion of your Capella group health, dental and basic life insurance benefits for three (3) months, or such greater additional severance pay and/or continuation coverage benefits offered to any Capella employee/participant under the Plan.

Betsy Rausch

/s/ Betsy Rausch

Lois Martin